SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           Top Air Manufacturing, Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                     0-10571
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                                 (CUSIP Number)

                                Robert H. Wexler
                         Gallop, Johnson & Neuman, L.C.
                          101 South Hanley, Suite 1600
                            St. Louis, Missouri 63105
                            Telephone: (314) 862-1200
                            Facsimile: (314) 862-1219
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 25, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D                     Page 2 of 4 Pages
CUSIP NO. 0-10571


       1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

               S. Lee Kling

       2. Check the Appropriate Box if a Member of a Group (a) |X| (See Instructions) (b) |_|

       3.      SEC Use Only

       4.      Source of Funds (See Instructions)

               PF

       5.      Check if Disclosure of Legal  Proceedings is Required Pursuant to
               Item 2(d) or 2(e) |_|

       6.      Citizenship or Place of Organization

               United States Citizen

Number of       7.   Sole Voting Power
Shares
Beneficially    8.   Shared Voting Power
                     475,750(1)
Owned by
Each            9.   Sole Dispositive Power
Reporting            475,750

Person         10.   Shared Dispositive Power
With

       11.     Aggregate Amount Beneficially Owned by Each Reporting Person

               475,750

       12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               |_|   (See Instructions)

       13.     Percent of Class Represented by Amount In Row (11)

               9.28%

       14.     Type of Reporting Person (See Instructions)

               IN

------------------

       (1) The stock beneficially owned by Mr. Kling is voted pursuant to the terms of that certain Amended and Restated Voting Trust Agreement dated September 15, 1992.

                                  Schedule 13D

         S. Lee Kling has previously reported his acquisition of 305,350 shares of the common stock, no par value per share (the "Top Air Common Stock"), of Top Air Manufacturing, Inc., an Iowa corporation (the "Company"), 317 Savannah Park Road, Cedar Falls, Iowa 50613, in an initial Schedule 13D filing, and amendments thereto filed by each of the members of a certain Amended and Restated Voting Trust dated September 15, 1992 (the "Voting Trust"), including Mr. Kling. On January 25, 2000, Mr. Kling purchased from the Company a convertible subordinated debenture due January 2005 (the "Debenture") for total consideration of $213,000. The Debenture is immediately convertible into 170,400 shares of the Top Air Common Stock for a conversion price of $1.25 per share.

Item 1.  Security and Issuer.

         This statement relates to the Top Air Common Stock. The principal executive offices of the Company are located at 317 Savannah park Road, Cedar Falls, Iowa 50613.

Item 2.  Identity and Background.

         The undersigned, S. Lee Kling hereby files this Statement on Schedule 13D. Mr. Kling is a citizen of the United States and resides at 1401 S. Brentwood Blvd., St. Louis, Missouri 63144. At the present time Mr. Kling is Chairman of the Board of Kling Rechter & Co., a merchant banking firm. During the last five years, Mr. Kling has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The  consideration   used  by  Mr.  Kling  to  purchase  the  Debenture
originated from his personal funds.

Item 4.  Purpose of Transaction.

         The Debenture is held by Mr. Kling for investment purposes. See, however, Item 5.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, Mr. Kling beneficially owns 475,750 shares of the Top Air Common Stock, representing 9.28% of the issued and outstanding shares of the Top Air Common Stock. Of the 475,750 shares deemed to be beneficially owned by Mr. Kling, 170,400 of these shares (the "Underlying Shares") represent common stock into which the Debenture is convertible in full. The remaining 305,350 shares of the Top Air Common Stock beneficially owned by Mr. Kling are owned of record by the Voting Trust. Mr. Kling, as a member of the Voting Trust, shares voting power over the 1,828,513 shares of Top Air Common Stock currently held by the Voting Trust.

         (b) Mr. Kling has dispositive power with respect to all of the 475,750 shares of the Top Air Common Stock he is deemed to beneficially own. All of the Top Air Common Stock beneficially owned by Mr. Kling (other than the Underlying Shares) is voted pursuant to the terms of the Voting Trust.

         (c) As set forth above, on January 25, 2000, Mr. Kling purchased the Debenture, which is convertible into a total of 170,400 shares of Top Air Common Stock, for total consideration equaling $213,000.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Mr. Kling entered into a Securities Purchase Agreement on January 25, 2000, in which the Company agreed to sell the Debenture to Mr. Kling in exchange for $213,000. A copy of the Securities Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1   Securities   Purchase  Agreement  dated   January 25,  1999
                     between Top Air Manufacturing, Inc. and S. Lee Kling, dated January 25, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 3, 2000
                                            ------------------------------------
                                            (Date)

                                            /s/ S. Lee Kling
                                            ------------------------------------
                                            (Signature)


                                            S. Lee Kling
                                            ------------------------------------
                                            (Name and Title)